FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“Syngenta and DSM to develop and commercialize biological solutions for agriculture”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Syngenta Media contact: Paul Barrett Switzerland +41 61 323 2323 media.relations@syngenta.com	Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

DSM Corporate Communications Het Overloon 1 6411 TE Heerlen Netherlands Telephone: +31 45 578 2421 www.dsm.com	DSM Media contact: Herman Betten Netherlands +31 45 578 2017 media.contacts@dsm.com	DSM Analyst/ Investor contact: Dave Huizing Netherlands +31 45 5782864 investor.relations@dsm.com

Basel, Switzerland; Heerlen, NL; November 6, 2015

Syngenta and DSM to develop and commercialize biological solutions for agriculture

•	Plans to jointly commercialize solutions from the discovery platform

•	Collaboration to deliver broad spectrum of pre- and post-harvest tools

•	Double-digit growth in use of biological solutions over next 10 years

Syngenta and DSM today announced an R&D partnership to develop microbial-based agricultural solutions, including bio-controls, bio-pesticides and bio-stimulants. The companies aim to jointly commercialize solutions from their discovery platform.

The collaboration aims to accelerate the delivery of a broad spectrum of products based on naturally occurring micro-organisms for pre- and post-harvest application around the world. These organisms can protect crops from pests and diseases, combat resistance and enhance plant productivity and fertility.

Over the next decade, use of biological solutions is set to record double-digit growth and by 2030 could represent up to 10 percent of the global crop protection market.

Syngenta will contribute specialized know-how in agronomic applications and plant biotechnology, as well as its global market access and commercial strength. DSM will complement this with its unique microbial database, discovery platform and decades of experience in scaling and manufacturing of microbial products. Syngenta will also provide a dedicated R&D program for the selection of relevant micro-organisms.

Trish Malarkey, Syngenta Head of R&D, said: “New microbial-based solutions will contribute to meeting the challenge of producing more food from fewer resources, benefiting farmers, consumers, the environment and society. Our collaboration with DSM brings together breakthrough science and the ability to formulate and deliver biological tools on a global scale.”

Rob van Leen, Chief Innovation Officer of DSM, said: “Our society asks for sustainable solutions to safeguard food and nutrition security. With DSM’s bright science in the micro-organism field, we can help address this global challenge

Syngenta and DSM – November 6, 2015 / Page 1 of 2

together with Syngenta and its specialized know-how and market access. We look forward to using our long-standing experience and leading competence in bio (process) technology to accelerate the development of biological solutions for agriculture.”

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

DSM – Bright Science. Brighter Living.™

Royal DSM is a global science-based company active in health, nutrition and materials. By connecting its unique competences in Life Sciences and Materials Sciences DSM is driving economic prosperity, environmental progress and social advances to create sustainable value for all stakeholders simultaneously. DSM delivers innovative solutions that nourish, protect and improve performance in global markets such as food and dietary supplements, personal care, feed, medical devices, automotive, paints, electrical and electronics, life protection, alternative energy and bio-based materials. DSM and its associated companies deliver annual net sales of about €10 billion with approximately 25,000 employees. The company is listed on Euronext Amsterdam. More information can be found at www.dsm.com.

Or find us on:

Forward-looking statements

This press release may contain forward-looking statements with respect to DSM’s future (financial) performance and position. Such statements are based on current expectations, estimates and projections of DSM and information currently available to the company. DSM cautions readers that such statements involve certain risks and uncertainties that are difficult to predict and therefore it should be understood that many factors can cause actual performance and position to differ materially from these statements. DSM has no obligation to update the statements contained in this press release, unless required by law.

Syngenta and DSM – November 6, 2015 / Page 2 of 2

SYNGENTA AG

Date:	November 6, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs